Exhibit 99.1

GENFIT: Sweeping approval of OCEANEs buyback and amendments of terms

•	Approval by 98.5% of shareholders (quorum 23.36%) and by 100% of bondholders (quorum 70.88%) that voted
•	€85.7 million convertible debt will be cancelled by spending only €47.48 million following buyback settlement operations to take place this week
•	Maturity extended to 2025, allowing GENFIT to implement its new corporate strategy

Lille, France; Cambridge, MA; January 25, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases (the “Company”), today announced the results of the shareholders’ vote at the Extraordinary Shareholders Meeting which took place on second convening this Monday, January 25, 2021 at 2:30pm (Paris time) (the “Extraordinary Shareholders Meeting”) and the voting results of the holders of the convertible bonds issued by the Company on October 16, 2017 (the “OCEANEs”) at the Bondholders Meeting which took place this Monday, January 25 2021 at 5:30pm (the “Bondholders Meeting”.) All resolutions proposed by the Board of Directors at both Meetings were approved with more than 98.5% of votes at the Extraordinary Shareholders Meeting and 100% of votes at the Bondholders Meeting.

The Company can therefore move forward with the partial buyback of 2,895,260 OCEANEs that certain bondholders have agreed to sell to the Company, at a price of €16.40 (including accrued interest of €0.30) (of 6,081,081 OCEANEs initially issued and currently outstanding) amounting to a nominal amount of €85,699,696 euros, or 47.6% of outstanding OCEANEs (€179,999,997.60 nominal amount) for €47.48 million (the “Buyback”).

The buyback settlement operations are expected to occur by January 29, 2021. The repurchased OCEANEs will be canceled by the Company.

Pascal Prigent, CEO of GENFIT commented: “We would like to thank all of our shareholders and bondholders for their support throughout this process that today approves the amendment of the terms of the OCEANEs, and which will be completed this week with the buyback. As a result, GENFIT will cancel approximately 50% of its convertible bond debt, equalling approximately €85.7 million, by spending only €47.48 million for the buyback. We have also managed to extend the maturity of the remaining OCEANEs to end of 2025, which should give us more flexibility to maximize the opportunities to promote and value data from our ELATIVE™ Phase 3 clinial trial in PBC, should they be positive early 2023. Our teams are looking to the future and determined to make 2021 our come back year: now that the financial constraint is lifted, we are back to our full ability to implement our new strategy”.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

Extraordinary Shareholders Meeting

All resolutions were adopted with a majority of more than 98.5% of votes, as per the Board of Directors’ recommendations. 9,068,366 shares were recorded out of a total of 38,813,943 shares with a voting right out of a total of 38,858,617 shares, corresponding to a quorum of 23.36%.

The result of the vote resolution by resolution is available of the Company website in the Investor & Media section of the website https://ir.genfit.com/financial-information/shareholders-meeting.

A recording of the Extraordinary Shareholders Meeting is available on our investors website https://ir.genfit.com/, in the “Events” section and on the “Shareholders Meeting” page, under the “Financials” section.

Bondholders Meeting

All resolutions were adopted with 100% of votes, as per the Board of Directors’ recommendations. 4,310,607 OCEANEs were recorded out of a total of 6,081,081 OCEANEs, corresponding to a quorum of 70.88%.

The result of the vote resolution by resolution is available of the Company website in the Investor & Media section of the website https://ir.genfit.com/financial-information/shareholders-meeting.

A recording of the Bondholders Meeting is available on our investors website https://ir.genfit.com/, in the “Events” section and on the “Shareholders Meeting” page, under the “Financials” section.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

FORWARD LOOKING STATEMENTS

This press release is not an advertisement and does not constitute a prospectus for the purpose of the Prospectus Regulation.

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding the partial buyback of a number of OCEANEs convertible bonds. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on 27 May 2020 under n° D.20-0503 and in Section 2 “Risk Factors” of the Company’s Amendment to the Universal Registration Document filed with the AMF on 22 December 2020 under n° D.20-0503-A01, which are available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2019 Annual Report on Form 20-F filed with the SEC on May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4